URANIUM RESOURCES, INC. 6950 S. Potomac Street, Suite 300 Centennial, CO 80112 Tel: (303) 531-0470 Fax: (303) 531-0519

January 12, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  John Reynolds, Assistant Director Office of Beverages, Apparel, and Mining

Re:

Uranium Resources, Inc.

Preliminary Proxy Statement on Schedule 14A Filed December 16, 2016

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) hereby responds to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated January 9, 2017 regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 16, 2016 (the “Preliminary Proxy Statement”).

For your convenience, the text of the comment is set forth below in bold, followed by our response.

General

1.

We note that you are asking shareholders to approve issuing up to 12 million shares of common stock pursuant to your Exchange Agreement. Please tell us what consideration you gave to providing financial information pursuant to Item 11(e) and Item 13 of Schedule 14A. Refer to Instruction 1 to Item 13.

RESPONSE:

After considering the requirements of Items 11(e) and 13 of Schedule 14A, the Company respectfully submits that the referenced financial information would not be material for the exercise of prudent judgment in regard to the matter to be acted upon by the Company’s stockholders.

As a preliminary matter, we do not believe that the requirement to provide financial information pursuant to Items 11(e) and 13 should apply to the case at hand.  Instruction 1 to Item 13 provides that a registrant may omit information that is “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” We note that the instruction further provides that “[i]n the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange1, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

The Company is seeking stockholder approval for the issuance of the Company’s common stock pursuant to Nasdaq Listing Rule 5635(d) because the Company expects to issue more than 20% of its outstanding common stock pursuant to the Master Exchange Agreement, as amended, between the Company and Esousa Holdings LLC.  The common stock will be issued in exchange for outstanding debt securities of the Company, and does not relate to either a business combination exchange, merger, consolidation, acquisition or similar transaction or the issuance of a senior security.  Instead, the issuance relates to delivering shares to reduce the Company’s outstanding debt levels.  Accordingly, we do not believe that financial information pursuant to Item 11(e) or Item 13 of Schedule 14A is required, consistent with Instruction 1.

Further, the Company does not believe that the inclusion of financial information would be material to the exercise of prudent judgment on the share issuance proposal.  Alternatively, we believe that a capitalization table would be more useful to the Company’s stockholders to understand the implications of the issuance.  Accordingly, the Company proposes to include a capitalization table in the definitive proxy statement substantially similar to the following:

The following table sets forth our consolidated capitalization as of September 30, 2016:

•

on an actual basis; and

•

on an as adjusted basis to give effect to the exchange of all of the Notes outstanding at a price of $1.05 (77% of the closing price on December 2, 2016)

	As of September 30, 2016
	Actual	As Adjusted
	(in millions, unaudited)
Cash and equivalents	$ 3.8	$3.8
Notes	8.0	0.0
Stockholders’ equity:
Paid in capital	272.6	280.2
Accumulated deficit	(229.9)	(229.9)
Total stockholders’ equity	42.4	50.3
Total capitalization**	$ 50.4	$ 50.3

** difference in total capitalization between actual and as adjusted related to rounding

* * *

1 In the context of the instruction and the list of transaction types surrounding the word “exchange” (i.e. merger, consolidation, acquisition or similar transaction), exchange is reasonably read to refer to business combination transactions or issuance of stock for an interest in another business entity.  Accordingly, we do not believe “exchange” is meant to incorporate exchanges of the issuer’s stock for the issuer’s debt.

If you need any further information, please contact me by phone at (303) 531-0473 or by email at jvigil@uraniumresources.com. You may also contact David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Jeffrey L. Vigil

Jeffrey L. Vigil

Chief Financial Officer, Uranium Resources, Inc.

cc:

David Crandall, Hogan Lovells US LLP